EXHIBIT 2.1

SETTLEMENT AGREEMENT AND RELEASE

This SETTLEMENT AGREEMENT and RELEASE (the “Agreement”) is entered into and effective as of September 9, 2016, and entered into by and between the following parties (each a “Party” and collectively the “Parties”):

(i)	Platform Specialty Products Corporation (“Platform”) and MacDermid Agricultural Solutions, Inc. (“MacDermid”); and

(ii)	Permira Advisers LLC, Nalozo S.à.r.l., and Nalozo L.P. (collectively, the “Permira Entities”).

1.                    RECITALS

WHEREAS, on October 20, 2014, Platform reached an agreement to acquire the stock of Arysta LifeScience Limited (“Arysta”) from Nalozo S.à.r.l. pursuant to a Share Purchase Agreement which was subsequently amended on November 10, 2014, December 2, 2014, February 11, 2015, and October 27, 2015 (as amended, the “SPA”);

WHEREAS, under the SPA, a $3.51 billion acquisition price was due to be paid in cash, and was so paid, by the closing on February 13, 2015, except for $600 million, which was paid in 600,000 shares of Series B Convertible Preferred Stock (the “Preferred Stock”) with a liquidation preference equal to $1,000 a share;

WHEREAS, under Section 4.6 of the SPA, if Nalozo S.à.r.l. sought to redeem the Preferred Stock and the Preferred Stock returned a value of less than $600 million, Platform would have to pay the difference to Nalozo S.à.r.l. (the “Make Whole Payment”);

WHEREAS, Section 4.10 of the SPA requires Platform to repurchase the Preferred Stock on April 20, 2017 if not earlier converted or redeemed and, if applicable, to pay the Make Whole Payment pursuant to Section 4.6 of the SPA;

WHEREAS, the current value of the Preferred Stock is less than $600 million;

WHEREAS, the Preferred Stock has not yet been redeemed and, under Section 4.11 of the SPA, if any shares of the Preferred Stock remain outstanding as of October 20, 2016, Platform is required to make certain incremental payments to Nalozo S.à.r.l. through the date of conversion, redemption or repurchase, as applicable (the “Incremental Payments”);

WHEREAS, under Section 4.5 of the SPA, if any amount due for payment in accordance with the SPA is not paid on the due date for payment, the Party in default shall pay an agreed upon default interest on such amount (the “Interest Payments”); and

WHEREAS, the Parties desire to settle any disputes, claims or disagreements that any Party has, may, or could have against any other Party arising out of or relating to the SPA.

NOW THEREFORE, in consideration of the foregoing and of the material covenants and agreements of the Parties contained herein, the receipt and sufficiency of which are acknowledged by the undersigned, it is hereby agreed by and among the Parties as follows:

2.                   AGREEMENT.  The Parties agree to settle on a final basis all controversies or claims which could have been brought against each other by them or their affiliates arising out of or related to the SPA.

3.                   SETTLMENT OF PREFERRED STOCK AND MAKE WHOLE PAYMENT OBLIGATIONS.  Platform may elect to settle its obligations under the SPA and Certificate of Designation with respect to the Preferred Stock and Make Whole Payment (the “Election”) during the period commencing on October 20, 2016, and ending at the close of business on December 15, 2016 (the “Window”).  If Platform desires to exercise the Election in the Window, Platform shall give a written notice in accordance with Section 11.5 of the SPA to Nalozo S.à.r.l. indicating that Platform desires to exercise the Election no later than four (4)

Business Days (as defined in the SPA) in advance of the desired Election.  The date on which the Election occurs is herein referred to as the “Election Closing Date.”

a)                   On the Election Closing Date:

(i)            Nalozo S.à.r.l. shall (a) convert in accordance with the terms of Section 6 of the Certificate of Designation the number of shares of Preferred Stock owned by Nalozo S.à.r.l. (the “Converted Preferred Stock”) that upon conversion result in the issuance of five million five hundred thousand (5,500,000) shares of common stock, par value, $0.01 per share, of Platform (the “Common Stock”) and (b) deliver the certificate(s), or evidence of assignment of book entry credits, as applicable, representing all Preferred Stock not converted by Nalozo S.à.r.l. pursuant to clause (a) above (the “Remaining Preferred Stock”) free and clear of all options, proxies, voting trusts, voting agreement, judgements, pledges, charges, escrows, rights of first refusal or first offer, mortgages, indentures, claims, transfers restrictions, liens, equities, encumbrances, security interests and other encumbrances of every kind and nature whatsoever, whether arising by agreement, operation of law or otherwise (collectively, “Encumbrances”), duly endorsed for transfer to Platform.

(ii)            Platform shall pay to Nalozo S.à.r.l. One Dollar ($1) in cash as consideration for the purchase of the Remaining Preferred Stock by wire transfer of immediately available funds to an account designated in writing by Nalozo S.à.r.l. to Platform, which designation shall be made at least one (1) day prior to the Election Closing Date.

(iii)            Platform shall pay to Nalozo S.à.r.l. Four Hundred and Fifty Nine Million, Nine Hundred and Ninety Nine Thousand and Nine Hundred and Ninety Nine Dollars ($459,999,999) in cash, comprising the Make Whole Payment, as described in Section 4.6 of the SPA, and additional amounts with respect to the settlement contained herein, by wire transfer of immediately available funds to an account designated in writing by Nalozo S.à.r.l. to Platform, which designation shall be made at least one (1) day prior to  the date stipulated by Platform (the “Settlement Payment”).  The Parties further agree that if Platform pays Nalozo S.à.r.l. a total of Four Hundred Sixty Million Dollars ($460,000,000) in cash within the Window, as described in Sections 3(a)(ii) and (iii), even if after October 20, 2016, then no Interest Payments or Incremental Payments will be owed by Platform to Nalozo S.à.r.l. under Sections 4.5 and 4.11 of the SPA.

b)                  In furtherance of the foregoing, (i) upon the surrender of any certificate(s), or evidence of assignment of book entry credits, as applicable, representing the Remaining Preferred Stock, Platform shall cancel such certificates(s), or book entry credits, as applicable, and (ii) upon the surrender of any certificate(s), or evidence of assignment of book entry credits, as applicable, representing the Remaining Preferred Stock, such shares shall be retired and cancelled in accordance with Section 9 of the Certificate of Designation.

4.                   Nalozo S.à.r.l. represents and warrants to Platform that it owns all of the Preferred Stock beneficially and of record, has not assigned any rights with respect thereto or payable in respect thereof to any other party, and no other party has any interest in the Preferred Stock.  Between the date hereof and the end of the Window, Nalozo S.à.r.l., shall not convert into Common Stock or sell, transfer or otherwise dispose of or assign any rights with respect to the 600,000 shares of Preferred Stock owned by Nalozo S.à.r.l., except as specified in Section 3(a)(i) above.

5.                   Platform represents and warrants to the Permira Entities that the execution and delivery of this Agreement by Platform does not, and the performance of this Agreement by Platform will not conflict with, violate, result in a breach of, constitute a default under, result in the acceleration of or create in any party the right to accelerate any material agreement or contract to which Platform is a party, except as would not, individually or in the aggregate, materially impair Platform from performing its obligations under Sections 3(a)(ii) and (a)(iii) above.

6.                   RELEASES AND COVENANT NOT TO SUE.

Release by Platform and MacDermid:  Platform and MacDermid, for and on behalf of themselves, their subsidiaries, affiliates under their control, predecessors, successors and assigns, shareholders, current and former directors, officers, employees, agents, attorneys, and representatives, hereby waive, release, acquit, and forever discharge the Permira Entities, their subsidiaries, affiliates under their control, including without limitation, Permira IV L.P. 2, P4 Sub L.P.1, Permira Investments Limited and P4 Co-Investment L.P., predecessors, successors and assigns, shareholders, current and former directors, officers, employees, agents, attorneys, and representatives, from any and all claims, actions, demands, damages, debts, liabilities, contracts, agreements, obligations, accounts, defenses, suits, causes of action or actions for relief of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, tort, under any federal, state or local statute or ordinance, for any and all damages or injuries, at law or in equity (including for fraud or conduct which is negligent, intentional, with or without malice, or a breach of any duty or rule, without regard to the subsequent discovery or existence of such different or additional facts), of every kind and nature whatsoever (whether pursuant to a representation, warranty, covenant (including that the Resolution Payment and the Resolution Payment Amounts (as such terms are defined in the SPA) are equal to Zero Dollars ($0)) or otherwise), that Platform and MacDermid ever had or now have or may have later, and whether any such action, claim, right or remedy is or was known or unknown, suspected or unsuspected, concealed or hidden, asserted or unasserted, matured or unmatured, direct, indirect or derivative or fixed or contingent, against the Permira Entities for or by reason of any act, omission, matter, cause or thing whatsoever in any way directly arising out of, or related in any matter to the SPA.  Notwithstanding the foregoing, this release is not intended to apply to, and does not apply to, current and former employees of Arysta, but this release shall apply to the individuals listed on Schedule 1.1(mm) of the Disclosure Letter delivered by Nalozo S.à.r.l. to Platform on October 20, 2014 (the “Seller Disclosure Letter”).  However, if Platform makes the Election within the Window and Nalozo S.à.r.l. fails to convert and surrender the Preferred Stock as described in Section 3 of this Agreement, or if Nalozo S.à.r.l. violates the representation and warranty in Section 4 of this Agreement, then (i) the releases in this Paragraph shall be null and void and of no effect, and (ii) Platform and MacDermid may assert claims against the Permira Entities for any and all claims arising out of the SPA.

Release by the Permira Entities:  The Permira Entities, for and on behalf of themselves, their subsidiaries, affiliates under their control, predecessors, successors and assigns, current and former directors, officers, employees, agents, attorneys, and representatives hereby waive, release, acquit, and forever discharge Platform and MacDermid, their subsidiaries, affiliates under their control, predecessors, successors and assigns, shareholders, current and former directors, officers, employees, agents, attorneys, and representatives, from any and all claims, actions, demands, damages, debts, liabilities, contracts, agreements, obligations, accounts, defenses, suits, causes of action or actions for relief of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, tort, under any federal, state or local statute or ordinance, for any and all damages or injuries, at law or in equity (including for fraud or conduct which is negligent, intentional, with or without malice, or a breach of any duty or rule, without regard to the subsequent discovery or existence of such different or additional facts), of every kind and nature whatsoever (whether pursuant to a representation, warranty, covenant or otherwise), that the Permira Entities ever had or now have or may have later, and whether any such action, claim, right or remedy is or was known or unknown, suspected or unsuspected, concealed or hidden, asserted or unasserted, matured or unmatured, direct, indirect or derivative or fixed or contingent, against Platform and MacDermid for or by reason of any act, omission, matter, cause or thing whatsoever in any way directly arising out of, or related in any matter to the SPA.  Notwithstanding the foregoing, this release (i) is also made by the individuals listed on Schedule 1.1(mm) of the Seller Disclosure Letter, and (ii) does not in any way alter the rights and obligations under Section 7.18 of the SPA.   However, if Platform makes the Election within the Window and Platform fails to perform its obligations described in Section 3 of this Agreement, or if Platform violates the representation and warranty in Section 5 of this Agreement, then (i) the releases in this Paragraph shall be null and void and of no effect, and (ii) the Permira Entities may assert claims against Platform and MacDermid for any and all claims arising out of the SPA.

Covenant Not to Sue:  Except for the purpose of enforcing the terms of this Agreement, the Parties agree to refrain and forbear forever from commencing, instituting, prosecuting, or directly or indirectly participating in, or filing any claim for damages or demand in connection with, any lawsuit, action or proceeding against the other Parties' releasees, or any of them, based upon, arising out of, or having any connection with any of the Parties' released claims.

Third Party Beneficiaries:  The released parties identified in this Section 6 are intended third party beneficiaries of this Agreement.

7.                   NO ADMISSIONS.  This Agreement and the terms of the settlement and releases embodied in this Agreement represent a compromise of potential claims, and neither this Agreement nor the negotiations, discussions and communications in connection with or leading up to and including the settlement shall be construed as admissions or concessions by the Parties, or any of them, as to (i) any liability or wrongdoing, or knowledge of any liability or wrongdoing  (ii) the truth of any potential claim or the merits of any potential claim or defense, (iii) any damages, or lack of damages, suffered by the Parties, or (iv) that the Agreement represents an outcome that could or would have resulted if this Agreement was not executed.  The Parties further agree that neither this Agreement nor the negotiations of the Parties preceding this Agreement or the fact of its execution shall be offered as evidence against either Party in any fashion, whether as an admission or evidence of any wrongdoing or otherwise, or in any proceeding whatsoever, for any purposes, except that this Agreement shall be admissible for the purpose of establishing its existence and terms in proceedings brought by the Parties to enforce the terms of this Agreement.  Nothing in this Agreement shall constitute or be construed as an admission of liability on behalf of the Parties, and the Parties expressly deny all such liability.

8.                   CONFIDENTIALITY.  Each Party agrees on behalf of itself, its officers and directors, and each of its affiliates, that no statements to third parties about the matters set forth in this Agreement, including the negotiations, discussions and communications in connection with or leading up to and including the settlement, will be made without the prior written consent of the other Parties hereto.  No party shall unreasonably withhold its consent to a disclosure being made or to the form and content of such a disclosure.  This provision does not prohibit either Party from making any disclosure to its affiliates or any necessary disclosure to U.S.

regulatory agencies including the U.S. Department of Justice and the SEC, or as required by a lawful order or subpoena.

9.                   ADVICE OF COUNSEL.  Each Party has been represented by counsel of its own selection, has reviewed this Agreement, has had the terms of this Agreement explained by counsel, and understands the contents and effect of this Agreement.  Each Party enters into this Agreement wholly upon each Party’s own respective judgments, beliefs and knowledge of the matters set forth herein and on the advice of each Party’s own respective attorneys.

10.                 CONSTRUCTION.  This Agreement shall be construed as if the Parties jointly prepared this Agreement, and any uncertainty or ambiguity shall not on that ground be interpreted against any one Party.

11.                ENTIRE AGREEMENT.  It is expressly understood and agreed that this Agreement constitutes the entire and complete understanding and agreement among the Parties hereto in regard to the subject matter of the dispute described above and the terms hereof, and supersedes and replaces all prior negotiations, agreements or understandings among the Parties, whether written or oral, concerning the subject matter of this Agreement.  Each of the Parties acknowledges and represents that no other Party or agent or attorney of any other Party has made a promise, representation, or warranty whatsoever, express or implied, not contained herein concerning the subject matter of this Agreement.  Each Party acknowledges and represents that it has not executed this Agreement in reliance upon any promise, representation, or warranty whatsoever that is not expressly set forth in this Agreement.  Any breach of this Agreement by any Party’s directors and officers, subsidiaries or affiliates shall be deemed a breach of this Agreement by that Party.

12.                SEVERABILITY.  Each term and provision of this Agreement shall be considered severable, and if for any reason any term or provision of this Agreement, or the application of such term or provision to any person or circumstance, shall be finally declared, held, or found to be invalid, illegal, or unenforceable in whole or in part by any arbiter or court of competent jurisdiction and cannot be modified by such arbiter or court to be enforceable, then such term or provision, or part thereof, shall be ineffective solely in such jurisdiction to the extent of such invalidity, illegality, or unenforceability without invalidating the application of the affected provision to persons or circumstances in such jurisdictions other than those in which it was held invalid or unenforceable, and without invalidating the remaining terms or provisions hereof in any jurisdiction, and, if capable of performance in such jurisdiction, the remainder of this Agreement shall remain in full force and effect.  Any modification of a term or provision of this Agreement by an arbiter or court of competent jurisdiction in accordance with the terms of this Paragraph shall apply only within said jurisdiction.

13.                GOVERNING LAW.  All questions relating to the validity, construction, interpretation, enforceability and/or performance of any of the terms or provisions of this Agreement or of any of the Parties’ rights or obligations under this Agreement shall be governed by the substantive laws of the State of Delaware, without giving effect to its conflict of laws principles.  Any disputes arising out of or relating to this Agreement may be brought exclusively in a court of competent jurisdiction in the State of Delaware, and the Parties personally submit to the jurisdiction of such court in the event of a dispute arising out of or relating to this Agreement.

14.                WAIVER AND AMENDMENT.  No provision of or rights under this Agreement may be waived or modified unless in writing and signed by the Party whose rights are thereby waived or modified.  Waiver of any one provision herein shall not be deemed to be a waiver of any other provision herein (whether similar or not), nor shall such waiver constitute a continuing waiver unless otherwise expressly so provided.  This Agreement may not be amended except through an instrument in writing signed by the Parties hereto.

15.                AUTHORITY.  Each of the Parties hereto commits, warrants and represents, that it has full and final authority to execute this Agreement, and that no further action is necessary to make this Agreement a valid and a binding obligation of each of the Parties hereto.  The Permira Entities further commit, warrant and represent, that no other party has an interest in the Make Whole Payment or the Settlement Payment.

16.                RECEIPT AND SUFFICIENCY OF CONSIDERATION.  By signature below, the Parties acknowledge the receipt and sufficiency of the consideration evidenced by this Agreement, and acknowledges that they will not be entitled to any further consideration in return for execution of this Agreement.

17.                EXECUTION AND COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The Parties expressly agree that signatures may be exchanged by facsimile or PDF.  No Party shall be bound hereby unless and until all other Parties have executed this Agreement.

18.                DUPLICATE ORIGINALS.  This Agreement may be executed in multiple originals of equal dignity, each of which shall be constructed an original for all purposes.

19.                BINDING ON SUCCESSORS AND ASSIGNS.   This Agreement shall be binding on, and inure to the benefit of, the successors and assigns of the Parties hereto.

By signing below, each party affirms under penalty of perjury under the laws of the United States of America that it agrees to be bound by the terms stated above.

Dated: September 9, 2016	/s/ Rakesh Sachdev
PLATFORM SPECIALTY PRODUCTS CORP.

	By:	Rakesh Sachdev
	Title:	Chief Executive Officer

/s/ Rakesh Sachdev
MACDERMID AGRICULTURAL SOLUTIONS, INC.

	By:	Rakesh Sachdev
	Title:	Chief Executive Officer

/s/ John Coyle
PERMIRA ADVISERS LLC

	By:	John Coyle
	Title:	Managing Director

/s/ Cedric Pedoni
NALOZO S.à.r.l.

	By:	Cedric Pedoni
	Title:	Liquidator

/s/ John Coyle
NALOZO L.P.

By: Nalozo Cayman GP Ltd., its general partner

	By:	John Coyle
	Title:	Director